Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

RADIOPHARM THERANOSTICS LIMITED

Date of this announcement

Friday August 01, 2025

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

RADAN	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	5,000,00	01/08/2025

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1	Name of entity

RADIOPHARM THERANOSTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2	Registered number type	Registration number

ACN		647877889

1.3	ASX issuer code

RAD

1.4	The announcement is

New announcement

1.5	Date of this announcement

01/8/2025

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1	The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued

01/8/2025

Will these +securities rank equally in all respects from their issue date with the existing issued

+securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Notice of AGM held 25 November 2024 https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02871492-2A1557838&v=4a466cc3f89 9e00730cfbfcd5ab8940c41f474b6

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities held

5,000,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1	Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

RADO : OPTION EXPIRING 30-NOV-2026	79,352,040

RAD : ORDINARY FULLY PAID	2,364,949,502

RADOA : OPTION EXPIRING 24-AUG-2026	818,890,534

4.2	Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

RADAK : OPTION EXPIRING 01-JUN-2027 EX $0.60	1,666,500

RADAE : OPTION EXPIRING 25-NOV-2025 RESTRICTED	5,700,006

RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	214,716,866

RADAJ : OPTION EXPIRING 01-JUL-2027 EX $0.17	13,137,976

RADAF : OPTION EXPIRING 25-NOV-2026 RESTRICTED	8,666,678

RADAG : OPTION EXPIRING 25-NOV-2026 EX $0.60	5,066,672

RADAH : OPTION EXPIRING 22-DEC-2025 EX $0.60	400,000

RADAI : OPTION EXPIRING 27-MAY-2027 EX $0.60	740,000

RADAP : OPTION EXPIRING 24-APR-2028 EX $0.09	8,955,224

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1	Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1	a Select the number of the applicable exception in Listing Rule 7.2

13

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